Exhibit 4.1

FRANCE TELECOM

Société anonyme with a capital of 9,869,333,704 euros

Registered Office: 6, place d’Alleray, 75015 Paris

RCS 380 129 866 PARIS

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING OF MARCH 7, 2005

On March 7th in the year two thousand and five, at 5:30 pm, the Board of Directors of the société anonyme France Telecom met at the registered office of the company in the 15th Arrondissement of Paris at 6, place d’Alleray upon notice duly given by the Chairman dated March 2nd, 2005.

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The Chairman noted that, more than half of the directors being present, a quorum of the Board was established.

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Item 2 – Report from the Compensation, Selection and Organization Committee

In accordance with the comments made at the Board of Directors’ meeting on February 27, 2005, the Chairman of the Compensation, Selection and Organization Committee proposes that the Board decide upon the compensation of the Chairman of France Telecom.

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If the Board of Directors follows the recommendation made by the Compensation, Selection and Organization Committee, Mr. Lombard’s compensation package will break down as follows:

1	As from February 27, the date on which he was appointed, the Chairman will receive fixed gross annual compensation of EUR 900,000;

2	He will also be entitled to variable compensation based entirely on the factors and objectives set for the members of the Executive Committee, calculated for the first half of 2005 on the rate of pro forma growth in Revenues, Operating Income and the TOP indicator (Operating Income – CAPEX + change in working capital requirements). In return for meeting the objectives, the target rate set for this bonus is equal to 50% of fixed gross annual compensation. It may rise to a maximum of 66.5% of this compensation if the pro forma growth rate exceeds the target by two percentage points and if the Operating Income and TOP objectives are achieved by at least 110%;

3	In terms of benefits in kind, the Chairman has use of a company car with driver. He is entitled to use the services of consulting firms providing personal legal assistance linked to his duties for up to 100 hours of consulting services per year. He also has a phone line with unlimited calls (executive line) and the equipment (notably IT) required for the performance of his function;

4	Mr. Didier Lombard is covered by the France Telecom Group’s supplementary personal protection scheme (régime de prévoyance complémentaire). For the duration of his period in office, Mr. Didier Lombard will continue to be covered by the supplementary pension scheme set up for “non-grid” (hors grille) members of staff, on the basis that he had been placed outside the salary grid before the age of 55;

5	In the event that his period of office is terminated pursuant to a decision by the Board of Directors, as a result of which he had to leave the Group, with his contract of employment terminated, Mr. Didier Lombard would be entitled to a severance package equivalent to 21 months of his last total gross annual compensation, as decided by the Board of Directors. This severance compensation includes the contractual redundancy payment.

Further to Mr. Roulet’s presentation, the Chairman invites the members of the Board to make any comments they may have.

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The Board of Directors decides by majority vote to approve the motions put forward relative to the compensation of the Chairman, who did not take part in the vote. Mr. Bernardi abstained and Mr. Baron and Mr. Gaveau voted against the proposal.